ENCORE WIRE
CORPORATION

2001 Annual Report

March 27, 2002

To Our Shareholders:

You are cordially invited to attend our annual meeting of shareholders to be held on Tuesday, May 7, 2002 at 9:00 a.m., central time, at the Company's offices 1411-A Millwood Road, McKinney, Texas. The purposes of the meeting are to elect directors for the ensuing year, and to ratify the appointment of auditors and conduct such other business as may arise.

2001 proved to be a difficult year for the national economy and our industry. The National Electrical Manufacturers Association ("NEMA") indicates that sales of building wire have decreased for the last two years, yet Encore continues to grow and prosper. Our continued growth in product shipments resulted in increased market share and continues our perfect record of 11 straight years of volume growth. Net sales were $281,010,000 in 2001 versus $283,689,000 in 2000. Net income for the year 2001 increased to $9,130,000 or $.60 per fully diluted share as compared with $8,050,000 or $.52 per share in 2000. We attribute this success to our new product innovations, industry leading order fill rates and our staffs' constant efforts to cut costs in all facets of our operations.

Our financial position remains very strong. Our excellent cash flow enabled us to pay down our debt by $12,600,000 during 2001, a reduction of 30%. We also used an additional $12,800,000 to fund the construction of a new building and the purchases of related equipment during the year. This expansion project will continue into 2002.

We continue to look for ways to be an innovator in the marketplace. We recently introduced residential wire in colors, building on the success we have achieved with our commercial wire that we market in a variety of colors. These colors allow contractors and building inspectors to work efficiently on home building projects. We have increased sales of residential and commercial wire in colors and believe this trend will continue.

While no one can predict the future with any degree of certainty, we believe Encore is well positioned to take advantage of opportunities to grow its business.

We also want to thank all of our shareholders for their support and assure them the management team is dedicated to increasing shareholder value. We also wish to recognize the ongoing devotion and hard work of all our employees and associates whose efforts result in our continued growth and success.

Vincent A. Rego
Chairman of the Board &
Chief Executive Officer

Daniel L. Jones
President &
Chief Operating Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee required)

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to

Commission File Number: 020278

ENCORE WIRE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State of incorporation)	**75-2274963** (I.R.S. Employer Identification No.)
1410 Millwood Road **McKinney, Texas** (Address of principal executive offices)	**75069** (Zip Code)

Registrant's telephone number, including area code: (972) 562-9473

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Yes [X] No [ ]

Aggregate market value of Common Stock held by nonaffiliates as of March 8, 2002: $155,907,121

Number of shares of Common Stock outstanding as of March 8, 2002: 15,261,285

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference and the part of this report into which the document is incorporated:

(1) Proxy statement for the 2002 annual meeting of stockholders -- Part III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Encore Wire Corporation is a low-cost manufacturer of copper electrical building wire and cable. The Company is a significant supplier of both residential wire for interior electrical wiring in homes, apartments and manufactured housing, and building wire for electrical distribution in commercial and industrial buildings. Based upon the latest available National Electrical Manufactures Association data, Encore Wire's share of the markets in which it competes is approximately 18%.

The principal customers for Encore's wire are wholesale electrical distributors, which serve both the residential and commercial wire markets. The Company sells its products primarily through manufacturers' representatives located throughout the United States and, to a lesser extent, through its own direct in-house marketing efforts.

Encore's strategy is to further expand its share of the markets for residential wire and for commercial wire primarily by emphasizing a high level of customer service and low-cost production and, to a lesser extent, the addition of new products that compliment its current product line. The Company maintains product inventory levels sufficient to meet anticipated customer demand and believes that the speed and completeness with which it fills customer orders are key competitive advantages critical to marketing its products. Encore's low-cost production capability features an efficient plant design incorporating highly automated manufacturing equipment, an integrated production process and a small, incentivized work force.

The Company is a Delaware corporation with its principal executive offices and plant located at 1410 Millwood Road, McKinney, Texas 75069. Its telephone number is (972) 562-9473. As used in this Annual Report, unless otherwise required by the context, the terms "Company" and "Encore" refer to Encore Wire Corporation and its consolidated entities, including Encore Wire Limited, a Texas limited partnership ("Encore Wire Limited") through which the company's operations are conducted.

Strategy

Encore's strategy for expanding its share of the residential wire and commercial wire markets emphasizes customer service coupled with low-cost production.

Customer Service. Responsiveness to customers is a primary focus of Encore, with an emphasis on building and maintaining strong customer relationships. Encore seeks to establish customer loyalty by achieving a high order fill rate and rapidly handling customer inquiries, orders, shipments and returns. The Company maintains product inventories sufficient to meet anticipated customer demand and believes that the speed and completeness with which it fills orders are key competitive advantages critical to marketing its products.

Low-Cost Production. Encore's low-cost production capability features an efficient plant design and a small, incentivized work force.

Efficient Plant Design. Encore's highly automated wire manufacturing equipment is integrated in an efficient design that reduces materials handling, labor and in-process inventory.

Incentivized Work Force. Encore's hourly manufacturing employees are eligible to receive incentive pay tied to productivity and quality standards. The Company believes that this compensation program enables the plant's manufacturing lines to attain high output and motivates manufacturing employees to continually maintain product quality. The Company also believes that its stock option plan enhances the motivation of its salaried manufacturing supervisors. The Company has coupled these incentives with a comprehensive safety program that emphasizes employee participation.

Products

Encore offers a residential wire product line that consists primarily of NM cable and UF cable. Encore's commercial product line consists primarily of THHN, the most widely used type of commercial wire. Additionally, the Company manufactures other types of commercial wire products. The Company's NM, UF and THHN cable are all manufactured with copper as the conductor. The Company also purchases small quantities of other types of wire to re-sell to the customers that buy the products it manufactures. The Company maintains between 400 and 500 stock keeping units (SKUs) of residential wire and between 4,500 and 5,000 SKUs of commercial wire. The principal bases for differentiation among SKUs are product diameter, insulation, color and packaging.

Residential Wire

NM Cable. Non-metallic sheathed cable is used primarily as interior wiring in homes, apartments and manufactured housing. NM cable is composed of either two or three insulated copper wire conductors, with or without an uninsulated ground wire, all sheathed in a polyvinyl chloride ("PVC") jacket.

UF Cable. Underground feeder cable is used to conduct power underground to outside lighting and other applications remote from residential buildings. UF cable is composed of two or three PVC insulated copper wire conductors, with or without an uninsulated ground wire, all jacketed in PVC.

Commercial Wire

THHN Cable. THHN cable is used primarily as feeder, circuit and branch wiring in commercial and industrial buildings. It is composed of a single conductor, either stranded or solid, and insulated with PVC, which is further coated with nylon. Users typically enclose THHN cable in protective pipe or conduit.

Manufacturing

The efficiency of Encore's highly automated manufacturing facility is a key element of its low-cost production capability. Encore's residential wire manufacturing lines have been integrated so that handling of product is substantially reduced. At the few points remaining where handling between manufacturing steps is necessary the Company has, for the most part, replaced reels with large baskets, each capable of handling approximately four times the capacity of a reel. Encore's commercial wire plant is designed to reduce product handling by integrating steps within production stages and, again, by using baskets instead of reels where feasible.

The manufacturing process for the Company's products involves up to six steps: casting, drawing, stranding, blending, insulating and jacketing.

Rod Casting. Rod Casting is the process of melting sheets of copper cathode and copper scrap and casting the hot copper into a 5/16 inch copper rod to be drawn into copper wire.

Drawing. Drawing is the process of reducing 5/16 inch copper rod through converging dies until the specified wire diameter is attained. The wire is then heated with electrical current to soften or "anneal" the wire to make it easier to handle.

Stranding. Stranding is the process of twisting together from seven to 61 individual wire strands to form a single cable. The purpose of stranding is to improve the flexibility of wire while maintaining its electrical current carrying capacity.

PVC Blending. PVC Blending is the process of mixing the various raw materials that are required to produce the PVC necessary to meet UL specifications for the insulation and jacket requirements for the wire that is manufactured.

Insulating. Insulating is the process of extruding first PVC and then nylon (where applicable) over the solid or stranded wire.

Jacketing. Jacketing is the process of extruding PVC over two or more insulated conductor wires, with or without an uninsulated ground wire, to form a finished product. The Company's jacketing lines are integrated with packaging lines that cut the wire and coil it onto reels or package it in boxes or shrink-wrap.

Encore manufactures and tests all of its products in accordance with the standards of Underwriters Laboratories, Inc. ("U/L"), a nationally recognized testing and standards agency. Encore's machine operators and quality control inspectors conduct frequent product tests. At three separate manufacturing stages, the Company spark tests insulated wire for defects. The Company tests finished products for electrical continuity to insure compliance with its own quality standards and those of U/L. Encore's manufacturing lines are equipped with laser micrometers to measure wire diameter and insulation thickness while the lines are in operation. During each shift, operators take physical measurements of products, which Company inspectors randomly verify on a daily basis. Although suppliers pretest PVC and nylon compounds, the Company tests products for aging and for cracking and brittleness of insulation and jacketing. Encore sells all of its products with a one-year replacement warranty.

Customers

Encore sells its wire principally to wholesale electrical distributors throughout the United States and, to a lesser extent, to retail home improvement centers. Most distributors supply products to electrical contractors. The Company sells its products to more than 60% of the top 250 wholesale electrical distributors (by volume) in the United States according to information reported in the September 2001 issue of Electrical Wholesaling magazine. No customer accounted for more than ten percent of net sales in 2001.

Encore believes that the speed and completeness with which it fills customers' orders are crucial to its ability to expand the market share for its products. The Company also believes that, in order to reduce costs, many customers no longer maintain their own substantial warehouse inventories. Because of this trend, the Company seeks to maintain sufficient inventories to satisfy customers' prompt delivery requirements.

Marketing and Distribution

Encore markets its products throughout the United States primarily through manufacturers' representatives and, to a lesser extent, through its own direct marketing efforts.

Encore maintains the majority of its finished product inventory at its plant in McKinney, Texas. In order to provide flexibility in handling customer requests for immediate delivery of the Company's products, additional product inventories are maintained at warehouses owned and operated by independent manufacturers' representatives located throughout the United States. At December 31, 2001, additional product inventories are maintained at the warehouses of independent manufacturers' representatives located in Chattanooga, Tennessee, Cincinnati, Ohio, Detroit, Michigan, Edison, New Jersey, Louisville, Kentucky, Greensboro, North Carolina, Pittsburgh, Pennsylvania, Santa Fe Springs, California, and Hayward, California. Some of these manufacturers' representatives, as well as the Company's other manufacturers' representatives, maintain offices without warehouses in numerous locations throughout the United States.

Finished goods are typically delivered to warehouses and customers by trucks operated by common carriers. The decision regarding the carrier to be used is based primarily on cost and availability.

The Company invoices its customers directly for products purchased and, if an order has been obtained through a manufacturer's representative, pays the representative a commission based on pre-established rates. The Company determines customers' credit limits. The Company's bad debt experience was .06%, .05%, and .01% of net sales in 2001, 2000 and 1999, respectively. The manufacturers' representatives have no discretion to increase customers' credit limits or to determine prices charged for the Company's products, and all sales are subject to approval by the Company.

Employees

Encore believes that its hourly employees are highly motivated and that their motivation contributes significantly to the plant's operating efficiency. The Company attributes the motivation of these employees largely to the fact that a significant portion of their compensation can be incentive pay tied to productivity and quality standards. The Company believes that its incentive program focuses its employees on maintaining product quality.

Encore emphasizes safety to its manufacturing employees through its safety program. On a weekly basis, each team of employees meets to review safety standards and, on a monthly basis, a group of participants from each team discusses safety issues and inspects each area of the plant for compliance. The Company's safety program is an integral part of its general attention to cost control.

As of December 31, 2001, Encore had 599 employees, of whom 528 were paid hourly wages and were primarily engaged in the operation and maintenance of the Company's manufacturing and warehouse facility. The remainder of the Company's employees were executive, supervisory, administrative, sales and clerical personnel. The Company considers its relations with its employees to be good. The Company has no collective bargaining agreements with any of its employees.

Raw Materials

The principal raw materials used by Encore in manufacturing its products are copper cathode, copper scrap, PVC thermoplastic compounds, paper and nylon, all of which are readily available from a number of suppliers. Copper requirements are purchased primarily from producers and merchants at prices determined each month primarily based on the average daily closing prices for copper for that month, plus a negotiated premium. The Company also purchases raw materials necessary to manufacture various PVC thermoplastic compounds. These raw materials primarily include PVC resin, clay and plasticiser.

The Company began production from its copper rod fabrication facility in June 1998. Prior to completion of the new copper rod fabrication facility, the Company used copper rod purchased from others to manufacture its wire and cable products. In 2001, the copper rod fabrication facility manufactured all of the Company's copper rod requirements. The Company produces copper rod from purchased copper cathodes. The Company also reprocesses copper scrap generated by its operations and copper scrap purchased from others.

In 1999, the Company completed a new facility to manufacture PVC. The process involves the mixture of PVC raw material components to produce the PVC used to insulate the Company's wire and cable products. The raw materials include PVC resin, clay and plasticiser. During 2001, this facility produced all of the Company's PVC requirements.

Competition

The electrical wire and cable industry is highly competitive. The Company competes with several manufacturers of wire and cable products, some of whom are substantially larger companies than the Company and offer lines of electrical wire and cable products beyond the building wire segment in which the Company competes. The Company's competitors include Southwire Corporation, Essex Wire and Cable (a subsidiary of Superior Telecom, Inc.) and Cerro Wire and Cable Co. Inc.

The principal elements of competition in the electrical wire and cable industry are, in the opinion of the Company, pricing, order fill rate and, in some instances, breadth of product line. The Company believes that it is competitive with respect to all these factors.

Competition in the electrical wire and cable industry, although intense, has been primarily from U.S. manufacturers, including foreign owned facilities located in the U.S. The Company has encountered no significant competition from imports of residential or commercial wire. The Company believes this is because direct labor costs generally account for a relatively small percentage of the cost of goods sold for these products.

Patent Matters

Encore recently developed a lead-free PVC compound for use as a wire insulator and filed a patent for the material in April 2000. The U.S. Patent & Trademark Office rejected the claims in the patent application and the application has been withdrawn. The Company intends to continue its development efforts for the lead-free PVC compound and to manufacture the product in the future.

Encore does not currently have, nor is it seeking, any patents, believing instead that the success of its manufacturing operations is dependent on its marketing abilities, technical competence and innovative skills.

The Company owns the following registered trademarks: U.S. Registration Number 2,582,340 for the mark "NONLEDEX" for use in connection with the conductor insulation material; U.S. Registration Number 1,900,498 for the ENCORE WIRE LOGO design mark; and U.S. Registration Number 2,263,692 for the mark "HANDY MAN'S CHOICE." The Company also has a pending application for registration of the trademark "ENCORE WIRE," filed on August 24, 1999.

ITEM 2. PROPERTIES

Encore maintains its corporate office and manufacturing plant in McKinney, Texas, approximately 35 miles north of Dallas. The Company's facilities are located on a combined site of approximately ninety five acres and consist of buildings containing approximately 926,000 square feet of floor space, of which approximately 24,000 square feet are used for office space and 902,000 square feet are used for manufacturing and warehouse operations. The square footages include the new 192,000 square foot building that has just been constructed. The plant and equipment are owned by the Company and are not mortgaged to secure any of the Company's existing indebtedness. Encore believes that its plant and equipment are suited to its present needs, comply with applicable federal, state and local laws and regulations and are properly maintained and adequately insured.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to litigation and claims that arise out of the ordinary business of the Company. While the results of these matters cannot be predicted with certainty, the Company does not believe the final outcome of such litigation and claims will have a material adverse effect on the financial condition, the results of operations or cash flows of the Company because the Company believes that it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE COMPANY

Information regarding Encore's executive officers including their respective ages at March 19, 2002 is set forth below.

Name	Age	Position with Company
Vincent A. Rego	78	Chairman of the Board of Directors, and Chief Executive Officer
Daniel L. Jones	38	President, Chief Operating Officer, and Member of the Board of Directors
David K. Smith	42	Vice President — Operations
Frank J. Bilban	45	Vice President — Finance, Treasurer and Secretary

Mr. Rego has been Chairman of the Board of Directors of Encore since 1989. From 1978 until 1988, Mr. Rego served as President, Chief Executive Officer and Chairman of the Board of Directors of Capital Wire and Cable Corporation ("Capital Wire"), which was purchased by General Cable Corporation in 1988. Prior thereto, Mr. Rego was associated with predecessors of Capital Wire in various executive capacities.

Mr. Jones was Vice President — Sales and Marketing of Encore from 1992 to May 1997. In May 1997, Mr. Jones was named Executive Vice President of the Company, in October 1997, he was named Chief Operating Officer and, in May 1998, he was named President of the Company. He also serves as a member of the Board of Directors.

Mr. Smith has been Vice President — Operations of Encore since 1992. From 1984 until joining the Company in 1990 Mr. Smith was employed by General Cable Corporation.

Mr. Bilban has been Vice President — Finance, Treasurer and Secretary of Encore since June 2000. From 1998 until joining the Company in June 2000, Mr. Bilban was Executive Vice President and Chief Financial Officer of Alpha Holdings Inc., a plastics manufacturing concern with three subsidiaries based in Dallas. From 1996 until 1998, Mr. Bilban was Vice President and Chief financial Officer of Wedge Dia-Log Inc., an oil field services company based in Grand Prairie, Texas. From 1991 until 1996, Mr. Bilban held financial positions including Division Controller with the CT Film Division of Rexene Corporation. From 1978 until 1991 he was employed in various financial capacities with several divisions of Outboard Marine Corporation.

All executive officers are elected annually by the Board of Directors to serve until the next annual meeting of the Board or until their respective successors are chosen and qualified.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is quoted in the NASDAQ Stock Market's National Market under the symbol "WIRE." The following table sets forth the high and low closing sales prices per share for the Common Stock as reported in the NASDAQ Stock Market's National Market for the periods indicated.

	High	Low
2001		
First Quarter	9.00	6.125
Second Quarter	12.06	7.50
Third Quarter	14.88	8.00
Fourth Quarter	13.40	10.13
2000		
First Quarter	9 1/32	6 9/16
Second Quarter	7	5 3/8
Third Quarter	7 13/16	5 1/2
Fourth Quarter	8	5 3/8

On March 8, 2002, the last reported sale price of the Common Stock was $14.66 per share. As of March 8, 2002, there were 125 record holders of the Common Stock. The Company estimates that there were approximately 3,100 beneficial holders of the Common Stock.

The Company has never paid cash dividends. Management intends to retain any future earnings for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The Company's present credit arrangements restrict the Company's ability to pay cash dividends. See Note 4 of Notes to Consolidated Financial Statements.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net Sales	$ 281,010	$ 283,689	$ 229,670	$ 244,044	$ 254,640
Cost of goods sold	240,553	243,132	197,636	195,060	201,323
Gross profit	40,457	40,557	32,034	48,984	53,317
Selling, general and administrative expenses	24,475	24,027	18,742	18,083	16,236
Operating income	15,982	16,530	13,292	30,901	37,081
Other income (expense):					
Interest and other income	116	128	104	145	142
Interest expense	(1,833)	(4,080)	(2,922)	(1,876)	(1,367)
Income before income taxes	14,265	12,578	10,474	29,170	35,856
Income tax expense	5,135	4,528	3,880	11,602	14,163
Net income	$ 9,130	$ 8,050	$ 6,594	$ 17,568	$ 21,693
Net income per common and common equivalent share – diluted	$ 0.60	$ 0.52	$ 0.42	$ 1.07	$ 1.32
Weighted average common and common equivalent shares – diluted	15,157	15,383	15,713	16,388	16,482

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 62, 363	$ 68,547	$ 74,228	$ 52,825	$ 43,710
Total assets	171,696	171,839	182,389	156,948	128,755
Long-term debt, net of current portion	30,000	42,600	60,600	44,000	22,200
Stockholders' equity	102,928	93,546	87,423	83,655	70,010

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Price competition for electrical wire and cable is intense and the Company sells its products in accordance with prevailing market prices. Copper, a commodity product, is the principal raw material used by the Company in manufacturing its products. Copper accounted for approximately 66.6%, 63.9%, 60.6%, 66.2% and 73.8% of the Company's cost of goods sold during fiscal 2001, 2000, 1999, 1998 and 1997, respectively. The price of copper fluctuates, depending on general economic conditions and in relation to supply and demand and other factors, and has caused monthly variations in the cost of copper purchased by the Company. The Company cannot predict copper prices in the future or the effect of fluctuations in the cost of copper on the Company's future operating results.

Results of Operations

The following table presents certain items of income and expense as a percentage of net sales for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold:			
Copper	57.0	54.8	52.1
Other raw materials	13.6	14.0	15.7
Depreciation	3.2	3.0	3.3
Labor and overhead	13.6	13.3	14.5
LIFO adjustment	(2.7)	0.7	1.5
Lower of cost or market adjustment	0.9	(0.1)	(1.1)
	85.6	85.7	86.0
Gross profit	14.4	14.3	14.0
Selling, general and administrative expenses	8.7	8.5	8.2
Operating income	5.7	5.8	5.8
Interest expense, net	.7	1.4	1.2
Income before income taxes	5.0	4.4	4.6
Income tax expense	1.8	1.6	1.7
Net income	3.2%	2.8%	2.9%

The following discussion and analysis relates to factors that have affected the operating results of the Company for the years ended December 31, 2001, 2000, and 1999. Reference should also be made to the consolidated financial statements and the related notes included elsewhere in this Annual Report.

Net sales were $281.0 million in 2001, compared to $283.7 million in 2000 and $229.7 million in 1999. The slight decrease in net sales in 2001 over 2000 was the net result of an 11.5% increase in the volume of copper pounds of product sold, offset by an 11.1% decrease in average price of product sold and a slight change in the mix of product sold. The increase from 1999 to 2000 resulted from an 11.0% increase in sales volume and a 12% increase in the price of copper. Sales volume increases were due to several factors, including increased customer acceptance and product availability. In 2001, the Company continued to expand sales to the existing customer base and increased the number of customers to which it sold its products. The Company currently sells its products to at least 60% of the top 250 wholesale electrical distributors (by volume) in the United States, as reported in the September 2001 issue of Electrical Wholesaling magazine.

Cost of goods sold was $240.6 million in 2001, compared to $243.1 million in 2000 and $197.6 million in 1999. Copper costs increased to $160.3 million in 2001 from $155.4 million in 2000 and $119.8 million in 1999. The average cost per copper pound purchased was $.75, in 2001, $.86 in 2000, and $.74 in 1999. Copper costs as a percentage of net sales increased to 57.0% in 2001 from 54.8% in 2000 and 52.1% in 1999. The increase as a percentage of net sales was due primarily to copper wire sales prices decreasing more than copper raw material cost in 2001. Other raw material costs as a percentage of net sales were 13.6%, 14.0%, and 15.7% in 2001, 2000, and 1999, respectively. The decrease is due primarily to the Company's cost of other raw materials per pound of copper sold declining more than the price of copper wire sold. Depreciation, labor and overhead costs as a percentage of net sales were 16.8% in 2001, compared to 16.3% in 2000 and 17.8% in 1999. The increase in 2001 was due primarily to these costs containing significant fixed components versus the elastic nature of the price of copper wire sold.

Although average copper costs during 1999 were lower than 1998, the cost at the end of 1999 was higher than the cost at the end of 1998. As a result of increases in the cost of copper during 1999, specifically at the end of 1999, the value of all inventory at December 31, 1999 using the LIFO method was greater than its FIFO value by approximately $3,276,000, resulting in a corresponding increase in the cost of goods sold of $3,361,000. At December 31, 1999, LIFO value exceeded the market value of the inventory by $159,000, thereby necessitating a reversal of the previously established lower of cost or market reserve in the amount of $2,465,000 and a corresponding decrease in the cost of goods sold. The net of these two adjustments increased cost of goods sold by $896,000. Although copper prices were relatively stable in 2000, the price at the end of 2000 was higher than at the end of 1999 and the copper pounds in inventory were reduced during the year. As a result of the increase in the cost of copper in 2000, the value of all inventories at December 31, 2000 using the LIFO method was greater than the FIFO value by approximately $1,348,000, resulting in a corresponding increase in the cost of goods sold of $1,928,000. At December 31, 2000, LIFO value was less than the market value of the inventory, thereby requiring a reversal of the previously established lower of cost or market reserve of approximately $159,000 and a corresponding decrease in the cost of goods sold. The net of the two above adjustments increased cost of goods sold by $1,769,000. As of December 31, 2001, the value of all inventories using the LIFO method was greater than the FIFO value by $8,934,000. This differential exceeded the December 31, 2000 differential of $1,348,000 by $7,586,000, resulting in a corresponding decrease in cost of goods sold. As of December 31, 2001, the LIFO cost basis of inventory exceeded its market value by $2,612,000, resulting in the Company establishing a lower of cost or market reserve for this amount, which increased cost of goods sold. The net of the two above adjustments decreased cost of goods sold by $4,974,000.

Gross profit decreased to $40.5 million, or 14.4% of net sales, in 2001 from $40.6 million, or 14.3% of net sales, in 2000 and $32.0 million, or 14.0% of net sales, in 1999. The changes in gross profit were due to the factors discussed above.

Selling expenses, which include freight and sales commissions, were $17.3 million in 2001, $17.6 million in 2000 and $13.5 million in 1999. As a percentage of net sales, selling expenses were 6.2% in 2001, 6.2% in 2000 and 5.9% in 1999. General and administrative expenses were $6.9 million in 2001, $6.4 million in 2000 and $5.2 million in 1999. As a percentage of net sales, general and administrative expenses were 2.5% in 2001, 2.3% in 2000 and 2.3% in 1999. In 2001 and 2000, general and administrative costs increased due to increased costs relating to higher sales volumes. These costs increased as a percentage of sales due to lower sales prices per copper pound as discussed above.

Interest expense decreased to $1,833,000 in 2001 from $4,080,000 in 2000 and $2,922,000 in 1999. The decrease in 2001 is due to lower average debt levels coupled with lower floating interest rates. The Company capitalized interest expense relating to the construction of assets in the amounts of approximately $112,000 in 2001, $0 in 2000 and $330,000 in 1999.

The Company's effective tax rate was 36.0% in 2001 and 2000, down from 37.0% in 1999 as a result of an entity restructuring in mid-1999.

As a result of the foregoing factors, the Company's net income was $9.1 million in 2001, $8.0 million in 2000 and $6.6 million in 1999.

Liquidity and Capital Resources

The following table summarizes the Company's cash flow activities.

	Year Ended December 31,		
	2001	**2000**	**1999**
		(In thousands)	
Net income	$9,130	$8,050	$6,594
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,633	9,187	8,088
Other non-cash items	1,572	402	2,993
Increase (decrease) in accounts receivable, inventory and other assets	4,187	4,179	(24,966)
Increase in trade accounts payable, accrued liabilities and other liabilities	1,599	1,071	2,085
Net cash provided by (used in) operating activities	26,121	22,889	(5,206)
Investing activities:			
Purchases of property, plant and equipment (net)	(12,840)	(4,163)	(8,744)
Financing activities:			
(Decrease) increase in indebtedness, net	(12,600)	(18,000)	16,600
Issuances of common stock	1,881	1,510	65
Purchase of treasury stock	(1,366)	(3,436)	(2,891)
Net cash (used in) provided by financing activities	(12,085)	(19,296)	13,774
Net increase (decrease) in cash	$(1,196)	$(1,200)	$(176)

The Company maintains a substantial inventory of finished products to satisfy customers' prompt delivery requirements. As is customary in the industry, the Company provides payment terms to most of its customers that exceed terms that it receives from its suppliers. Therefore, the Company's liquidity needs have generally consisted of operating capital necessary to finance these receivables and inventory. Capital expenditures have historically been necessary to expand the production capacity of the Company's manufacturing operations. The Company has satisfied its liquidity and capital expenditure needs with cash generated from operations, borrowings under its revolving credit facilities and sales of its common stock.

Note 4 of the Notes to Consolidated Financial Statements in Part I of this Form 10-K is incorporated herein by reference as if fully restated herein.

Effective August 31, 1999, the Company through its indirectly wholly owned subsidiary, Encore Wire Limited, completed an unsecured loan facility with a group of banks (the "Financing Agreement"). The Financing Agreement replaced the Company's existing credit facility, and the Company is a guarantor of the indebtedness. Obligations under the Financing Agreement are the only contractual obligations or commercial commitments of the Company. The Financing Agreement was amended once, in June of 2000, to extend the term to May 31, 2003. The Financing Agreement provides for maximum borrowings of the lesser of $65.0 million or the amount of eligible accounts receivable plus the amount of eligible finished goods and raw materials, less any available reserves established by the banks. The calculated maximum borrowing amount available at December 31, 2001, as computed under the Financing Agreement, was $65.0 million. As of December 31, 2001, the Company had $30.0 million outstanding under this facility.

The Financing Agreement is unsecured and contains customary covenants and events of default. The Company was in compliance with these covenants as of December 31, 2001. Pursuant to the Financing Agreement, the Company is prohibited from declaring, paying or issuing cash dividends. At December 31, 2001, the balance outstanding under the Financing Agreement was $30.0 million. Amounts outstanding under the Financing Agreement are payable on May 31, 2003, with interest due quarterly based on the bank's prime rate or LIBOR rate options, at the Company's election.

In December 2001, the Company entered into an interest rate swap agreement on $24.0 million of its variable rate debt in order to hedge against an increase in variable interest rates. The terms of the agreement fix the interest rate on $24.0 million of the Company's variable rate, long-term note payable to 4.6% per annum plus a variable adder that is based on certain financial ratios contained in the loan covenants. This three year agreement expires in December 2004.

Pursuant to a 1995 stock repurchase program and extensions thereof, the Company purchased an aggregate of 1,689,100 shares of its common stock during the period from March 24, 1995 through June 30, 2001. All stock repurchases under the program were authorized or ratified by the Board of Directors of the Company and were consummated in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Following the attacks of September 11, 2001, the Company purchased an aggregate of 36,000 shares of its common stock during the period from September 19 through September 24, 2001. No other shares were purchased by the Company during the quarter ended September 30, 2001. On November 6, the Board of Directors of the Company approved a new stock repurchase program covering the purchase of up to 300,000 additional shares of its common stock dependent upon market conditions. Common stock purchases under the new program will be made from time to time until December 31, 2002 on the open market or through privately negotiated transactions at prices determined by the Chairman of the Board or the President of the Company.

Cash provided by operations was $26.1 million in 2001 compared to $22.9 million provided in 2000 and cash used by operations of $5.2 million in 1999. The increase of $3.2 million from 2000 to 2001 was the result of increased earnings, depreciation and deferred taxes. The increase of $28.1 million from 1999 to 2000 was primarily the result of an $11.8 million reduction in inventory in 2000 versus a $16.8 million increase in inventory in 1999. Cash used in investing activities increased to $12.8 million in 2001 from $4.2 million due to new building construction and related equipment purchases. Cash used in investing activities decreased to $4.2 million in 2000 from $8.7 million in 1999. During 2000, capital expenditures returned to a maintenance level after large investments were made the previous two years to expand capacity by constructing a copper rod fabrication facility, PVC manufacturing facility and a distribution center. The cash consumed by financing activities in 2001 and 2000 was primarily used to decrease borrowings on the Company's loan facility by $12.6 million and $18.0 million, respectively. Cash provided by financing activities was reduced by $1.4 million in 2001, $3.4 million in 2000 and $2.9 million in 1999, as a result of the purchase of treasury stock. Cash provided by financing activities was increased by $1.9 million in 2001, $1.5 million in 2000 and $65,000 in 1999, as the result of the issuance of common stock, primarily to satisfy employee option exercises.

During 2002, the Company expects its capital expenditures will consist of maintaining and adding manufacturing equipment for its residential and commercial wire operations. The total capital expenditures associated with these capital expenditures are estimated not to exceed $12.0 million in 2002. The Company also expects its working capital requirements to increase during 2002 as a result of continued increases in sales and potential increases in the cost of copper. Moreover, the Company expects that the inventory levels necessary to support sales of commercial wire will continue to be greater than the levels necessary to support comparable sales of residential wire. The Company believes that the cash flow from operations and the financing available from its' revolving credit facility will satisfy working capital and capital expenditure requirements for the next twelve months.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See Note 1 to the Consolidated Financial Statements. Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market. The Company maintains only one inventory pool for LIFO purposes as all inventories held by the Company generally relate to the Company's only business segment, the manufacture and sale of copper building wire products. As permitted by accounting principles generally accepted in the United States, the Company maintains its inventory costs and cost of goods sold on a first-in, first-out (FIFO) basis and makes a quarterly adjustment to adjust total inventory and cost of goods sold from FIFO to LIFO. The Company applies the lower of cost or market test by comparing the LIFO cost of its raw materials, work-in-process and finished goods inventories to estimated market values, which are based primarily upon the most recent quoted market price of copper, in pound quantities, as of the end of each reporting period. As of December 31, 2001, a $0.05 reduction in the fair market value of copper, in pound quantities, would have required the Company to increase its lower of cost or market reserve and cost of goods sold by approximately $1,791,000 for the year ended December 31, 2001. Additionally, future reductions in the quantity of inventory on hand could cause copper that is carried in inventory at costs different from the cost of copper in the period in which the reduction occurs to be included in costs of goods sold for that period at the different price.

The Company has provided an allowance for losses on customer receivables based upon estimates of those customers' inability to make required payments. Such estimate is established and adjusted based upon the makeup of the current receivable portfolio, past bad debt experience and current market conditions. If the financial condition of our customers were to deteriorate and impair their ability to make payments to the Company, additional allowances for losses might be required in future periods.

Information Regarding Forward Looking Statements

This report contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy and in the level of activity in the building and construction industry, demand for the Company's products, the impact of price competition and fluctuations in the price of copper.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in metal futures trading or hedging activities and does not enter into derivative financial instrument transactions for trading or other speculative purposes. However, the Company is generally exposed to commodity price and interest rate risks. In order to take advantage of the low prevailing interest rates at the end of 2001, the Company entered into an interest rate swap agreement on $24 million of its long-term debt. This arrangement was entered into to fix the interest rate on that portion of the debt for the next three years.

The Company purchases copper cathode primarily from producers and merchants at prices determined each month based on the average daily closing prices for copper for that month, plus a negotiated premium. As a result, fluctuations in copper prices caused by market forces can significantly affect the Company's financial results.

Interest rate risk is attributable to the Company's long-term debt. Effective August 31, 1999, the Company through its indirectly wholly owned subsidiary, Encore Wire Limited completed the "Financing Agreement". The amounts outstanding under the Financing Agreement are payable on May 31, 2003, with interest due quarterly based on the bank's prime rate or LIBOR rate options, at the Company's election. At December 31, 2001, the balance outstanding under the Financing Agreement was $30.0 million, and the average interest rate was 5.67%. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. The Company took the steps outlined in the Liquidity and Capital Resources section on page 12 to hedge a portion of its' outstanding debt against rising interest rates. A 1% increase in the interest rate for the year 2001 would have increased the Company's interest expense by $333,500.

For further information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Auditors and the consolidated financial statements of the Company and the notes thereto appear on the following pages.

Report of Independent Auditors

Board of Directors
Encore Wire Corporation

We have audited the accompanying consolidated balance sheets of Encore Wire Corporation (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Wire Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
January 25, 2002

Encore Wire Corporation

Consolidated Balance Sheets

	December 31 2001	December 31 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,252,148	$ 55,979
Accounts receivable, net of allowance for losses of $541,476 and $413,648 in 2001 and 2000, respectively	45,616,298	54,002,608
Inventories *(Note 2)*	44,836,580	42,867,516
Prepaid expenses and other	2,390,353	460,543
Total current assets	94,095,379	97,386,646
Property, plant, and equipment – at cost:		
Land	3,456,979	3,583,329
Construction-in-progress	13,178,747	2,977,463
Buildings and improvements	24,645,848	26,086,303
Machinery and equipment	80,336,766	77,013,253
Furniture and fixtures	2,264,188	2,020,454
	123,882,528	111,680,802
Accumulated depreciation and amortization	(46,498,736)	(37,419,640)
	77,383,792	74,261,162
Other assets	217,151	191,121
Total assets	$171,696,322	$ 171,838,929
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 20,174,630	$ 18,487,044
Accrued liabilities *(Note 3)*	7,864,530	8,654,745
Current income taxes payable	1,702,123	737,674
Current deferred income taxes *(Note 5)*	1,990,700	960,465
Total current liabilities	31,731,983	28,839,928
Noncurrent deferred income taxes *(Note 5)*	7,035,871	6,852,848
Long-term note payable *(Note 4)*	30,000,000	42,600,000
Contingencies *(Note 9)*		
Stockholders' equity *(Notes 6, 7 and 8)*:		
Convertible preferred stock, $.01 par value:		
Authorized shares – 2,000,000		
Issued and outstanding shares – none		
Common stock, $.01 par value:		
Authorized shares – 20,000,000		
Issued and outstanding shares – 16,944,785 in 2001 and 16,637,509 in 2000	169,448	166,375
Additional paid-in capital	34,040,542	32,162,267
Treasury stock, at cost – 1,689,100 in 2001 and 1,528,100 in 2000	(13,859,288)	(12,493,338)
Accumulated other comprehensive income	(262,881)	–
Retained earnings	82,840,647	73,710,849
Total stockholders' equity	102,928,468	93,546,153
Total liabilities and stockholders' equity	$171,696,322	$ 171,838,929

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Income

	Year ended December 31		
	2001	2000	1999
Net sales	**$281,009,863**	$ 283,689,096	$ 229,669,808
Cost of goods sold	**240,552,777**	243,132,019	197,635,985
Gross profit	**40,457,086**	40,557,077	32,033,823
Selling, general, and administrative expenses	**24,475,040**	24,027,034	18,741,589
Operating income	**15,982,046**	16,530,043	13,292,234
Other income (expense):			
Interest and other income	**116,440**	127,831	103,605
Interest expense	**(1,832,965)**	(4,079,928)	(2,921,762)
Income before income taxes	**14,265,521**	12,577,946	10,474,077
Income tax expense *(Note 5)*	**5,135,723**	4,528,100	3,880,100
Net income	**$ 9,129,798**	$ 8,049,846	$ 6,593,977
Weighted average common shares – basic *(Note 7)*	**15,068,086**	15,216,650	15,468,107
Basic earnings per common share	**$ 0.61**	$ 0.53	$ 0.43
Weighted average common shares – diluted *(Note 7)*	**15,156,690**	15,382,870	15,713,491
Diluted earnings per common share	**$ 0.60**	$ 0.52	$ 0.42

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 1998	16,304,129	$ 163,041	$30,591,061	$(6,166,525)	$ –	$59,067,026	$ 83,654,603
Net income	–	–	–	–	–	6,593,977	6,593,977
Proceeds from exercise of stock options	33,793	338	42,977	–	–	–	43,315
Purchase of treasury stock	–	–	–	(2,890,828)	–	–	(2,890,828)
Tax benefit on exercise of stock options	–	–	21,625	–	–	–	21,625
Balance at December 31, 1999	16,337,922	163,379	30,655,663	(9,057,353)	–	65,661,003	87,422,692
Net income	–	–	–	–	–	8,049,846	8,049,846
Proceeds from exercise of stock options	299,587	2,996	1,506,604	–	–	–	1,509,600
Purchase of treasury stock	–	–	–	(3,435,985)	–	–	(3,435,985)
Balance at December 31, 2000	16,637,509	166,375	32,162,267	(12,493,338)	–	73,710,849	93,546,153
Net income	–	–	–	–	–	9,129,798	9,129,798
Unrealized loss on hedging activities	–	–	–	–	(262,881)	–	(262,881)
Total comprehensive income	–	–	–	–	–	–	8,866,917
Proceeds from exercise of stock options	307,276	3,073	1,524,675	–	–	–	1,527,748
Purchase of treasury stock	–	–	–	(1,365,950)	–	–	(1,365,950)
Tax benefit on exercise of stock options	–	–	353,600	–	–	–	353,600
Balance at December 31, 2001	16,944,785	$ 169,448	$34,040,542	$(13,859,288)	$ (262,881)	$82,840,647	$102,928,468

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Cash Flows

	Year ended December 31		
	2001	**2000**	**1999**
Operating Activities			
Net income	**$ 9,129,798**	$ 8,049,846	$ 6,593,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	**9,633,040**	9,187,014	8,088,037
Provision for bad debts	**300,000**	87,500	–
Deferred income taxes	**1,213,258**	255,706	2,988,673
(Gain) loss on disposal of assets	**58,355**	58,587	3,904
Changes in operating assets and liabilities:			
Accounts receivable	**8,086,310**	(7,497,695)	(8,646,648)
Inventories	**(1,969,064)**	11,770,841	(16,778,440)
Prepaid expenses and other	**(1,929,810)**	(92,853)	(120,791)
Current income taxes receivable	–	–	581,783
Trade accounts payable	**1,950,467**	405,499	1,233,608
Accrued liabilities	**(1,315,978)**	441,984	335,853
Current income taxes payable	**964,449**	223,308	514,366
Net cash provided by (used in) operating activities	**26,120,825**	22,889,737	(5,205,678)
Investing Activities			
Purchases of property, plant, and equipment	**(14,530,556)**	(4,169,203)	(8,939,393)
Increase in long term investments	**7,500**	–	4,500
(Increase) decrease in deposits	**(33,530)**	(46,085)	73,000
Proceeds from sale of assets	**1,716,532**	52,000	117,838
Net cash provided by (used in) investing activities	**(12,840,054)**	(4,163,288)	(8,744,055)
Financing Activities			
Decrease in long-term note payable	**(12,600,000)**	(18,000,000)	16,600,000
Proceeds from issuance of common stock, net	**1,881,348**	1,509,600	64,940
Purchase of treasury stock	**(1,365,950)**	(3,435,985)	(2,890,828)
Net cash provided by (used in) financing activities	**(12,084,602)**	(19,926,385)	13,774,112
Net increase (decrease) in cash and cash equivalents	**1,196,169**	(1,199,936)	(175,621)
Cash and cash equivalents at beginning of year	**55,979**	1,255,915	1,431,536
Cash and cash equivalents at end of year	**$ 1,252,148**	$ 55,979	$ 1,255,915

See accompanying notes.

Encore Wire Corporation

Notes to Consolidated Financial Statements

December 31, 2001

1. Significant Accounting Policies

Business

Encore Wire Corporation (the Company) conducts its business in one segment – the manufacture of copper electrical wire, principally NM cable, for use primarily as interior wiring in homes, apartments, and manufactured housing, and THHN cable, for use primarily as wiring in commercial and industrial buildings. The Company sells its products primarily through approximately 30 manufacturers' representatives located throughout the United States and, to a lesser extent, through its own direct marketing efforts. The principal customers for Encore's commercial and residential wire are wholesale electrical distributors.

Copper, a commodity product, is the principal raw material used in the Company's manufacturing operations. Copper accounted for approximately 66.6%, 63.9%, and 60.6% of its cost of goods sold during 2001, 2000, and 1999, respectively. The price of copper fluctuates, depending on general economic conditions and in relation to supply and demand and other factors, and has caused monthly variations in the cost of copper purchased by the Company. The Company cannot predict copper prices in the future or the effect of fluctuations in the cost of copper on the Company's future operating results. Future reductions in the price of copper could require the Company to record an additional lower of cost or market adjustment against the related inventory balance.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Significant intercompany accounts and transactions have been eliminated upon consolidation.

Certain prior year balances have been reclassified to conform to the current year presentation.

1. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which was adopted by the Company on January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in derivatives that are not hedges are adjusted to fair value through income. Changes in derivatives that meet the Statement's hedge criteria will either be offset through income, or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS 133 had no material impact on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue from the sale of the Company's products is recognized upon shipment to the customer, which is when title and risk of loss pass to the customer. The Company provides for estimated returns and allowances at the time of sale.

Freight Expenses

The Company classifies shipping and handling costs as a component of selling, general and administrative expenses. Shipping and handling costs were approximately $9.1 million, $8.6 million and $6.8 million for the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

1. Significant Accounting Policies (continued)

Financial Instruments and Concentrations of Credit Risk

Cash and cash equivalents, accounts receivable, trade accounts payable, accrued liabilities, and notes payable are stated at expected settlement amounts which approximate fair value.

Accounts receivable represent amounts due from customers (primarily wholesale electrical distributors, manufactured housing suppliers, and retail home improvement centers) related to the sale of the Company's products. Such receivables are uncollateralized and are generally due from a diverse group of customers located throughout the United States. The Company establishes an allowance for losses based upon the makeup of the current portfolio, past bad debt experience and current market conditions. The Company charged off accounts receivable of $172,333, $169,591 and $27,343 in 2001, 2000 and 1999, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market. The Company evaluates the market value of its raw materials, work-in-process and finished goods inventory primarily based upon reference to current raw and finished copper and other materials prices at the end of each period.

Property, Plant, and Equipment

Depreciation of property, plant, and equipment for financial reporting purposes is provided on the straight-line method over the estimated useful lives of the respective assets as follows: buildings and improvements, 15 to 30 years; machinery and equipment, 3 to 10 years; and furniture and fixtures, 3 to 5 years. Accelerated cost recovery methods are used for tax purposes. Repairs and maintenance costs are expensed as incurred.

1. Significant Accounting Policies (continued)

Stock Options

The Company has elected to continue to follow the expense recognition criteria in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and provides the related disclosures as required by Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation".

Earnings Per Share

Income per common and common equivalent share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during each period. The dilutive effects of stock options and common stock warrants, which are common stock equivalents, are calculated using the treasury stock method.

Income Taxes

Income taxes are provided based on the deferred method, resulting in income tax assets and liabilities due to temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

2. Inventories

Inventories consist of the following at December 31:

	2001	2000
Raw materials	**$ 3,761,870**	$ 13,421,656
Work-in-process	**3,671,218**	3,403,708
Finished goods	**31,081,648**	24,694,088
	38,514,736	41,519,452
Adjust to LIFO cost	**8,933,919**	1,348,064
Lower of cost or market adjustment	**(2,612,075)**	–
	$ 44,836,580	$ 42,867,516

2. Inventories (continued)

During the fiscal year ended December 31, 2000, the Company liquidated inventory quantities resulting in a decrease in cost of goods sold under the LIFO method of approximately $629,000. During the fiscal year ended December 31, 2001, there were no liquidations of inventory quantities.

3. Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2001	2000
Sales volume discounts payable	$ 3,997,739	$ 4,749,635
Property taxes payable	1,678,271	1,729,478
Commissions payable	495,312	686,521
Other accrued liabilities	1,693,208	1,489,111
	$ 7,864,530	$ 8,654,745

4. Long-Term Note Payable

On August 31, 1999, the Company signed a new Financing Agreement with a bank to provide for maximum borrowings of the lesser of $65.0 million or the amount of eligible accounts receivable plus the amount of eligible finished goods and raw materials inventories as defined in the Financing Agreement (approximately $65.0 million at December 31, 2001). The facility is unsecured and contains customary covenants and conditions providing for events of default.

The Company is prohibited from declaring, paying, or issuing cash dividends. At December 31, 2001, the balance outstanding under the revolving credit facility was $30.0 million. Amounts outstanding under the facility are payable on May 31, 2003, with interest due quarterly based on the bank's prime rate or LIBOR rate options, at the Company's election (average interest rate at December 31, 2001 was 4.8%). Each interest rate option includes a variable adder based upon certain financial ratios contained in its loan covenants.

The Company paid interest totaling $1,889,956, $4,021,313, and $2,831,275 in 2001, 2000, and 1999, respectively. The Company capitalized $112,307, $0 and $329,738 of interest in 2001, 2000 and 1999, respectively, relating to the construction of the distribution center, rod mill, and plastics mill.

4. Long-Term Note Payable (continued)

In December 2001, the Company entered into an interest rate swap agreement on $24.0 million of its variable rate debt in order to hedge against an increase in variable interest rates. The terms of the agreement effectively fix the interest rate on $24.0 million of the Company's variable rate, long-term note payable to 4.6% per annum plus a variable adder based upon certain financial ratios contained in its loan covenants. Based upon its terms and conditions, the hedge qualifies for the short-cut method under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and all unrealized gains or losses related to the hedge instrument will be recorded through accumulated other comprehensive income. For the fiscal year ended December 31, 2001, the Company recorded an unrealized loss of $262,881 related to its interest rate swap agreement. As of December 31, 2001, the Company has no other derivative financial instruments and is engaged in no other hedging activities.

5. Income Taxes

The provisions for income tax expense are summarized as follows:

	2001	2000	1999
Current:			
Federal	**$ 3,616,572**	$ 3,986,658	$ 802,604
State	**305,893**	285,736	88,823
Deferred	**1,213,258**	255,706	2,988,673
	$ 5,135,723	$ 4,528,100	$ 3,880,100

The differences between the provision for income taxes and income taxes computed using the federal income tax rate are as follows:

	2001	2000	1999
Amount computed using the statutory rate	**$ 4,992,932**	$ 4,402,281	$ 3,661,526
State income taxes, net of federal tax benefit	**234,212**	221,556	145,395
Change in tax rate	**–**	(153,324)	–
Other items	**(91,421)**	57,587	73,179
	$ 5,135,723	$ 4,528,100	$ 3,880,100

5. Income Taxes (continued)

The tax effect of each type of temporary difference giving rise to the deferred tax liability at December 31, 2001 and 2000, is as follows:

	Deferred Tax Asset (Liability)			
	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Depreciation and amortization	$ –	$ (7,035,871)	$ –	$ (6,852,848)
Inventory	(2,354,370)	–	(1,603,384)	–
Allowance for doubtful accounts	162,198	–	151,974	–
Accrued expenses	42,178	–	(9,079)	–
Uniform capitalization rules	324,524	–	251,043	–
AMT Credit	–	–	348,007	–
Other	(165,230)	–	(99,026)	–
	$ (1,990,700)	$ (7,035,871)	$ (960,465)	$ (6,852,848)

The Company made income tax payments (received refunds) of $2,618,895 in 2001, $3,618,512 in 2000, and $(227,000) in 1999.

6. Stock Options

The Company has a stock option plan for employees that provides for the granting of stock options and authorizes the issuance of common stock upon the exercise of such options for up to 2,341,500 shares of common stock. The stock options vest over five years and expire ten years from grant date. The following summarizes activity in the stock option plan for the years ended December 31, 2001, 2000, and 1999:

	Shares Under Options	Price Per Share	Aggregate Option Price
Options outstanding at December 31, 1998	925,800	$ 0.33 – 17.33	$ 5,855,159
Options granted	116,500	6.50 – 9.25	775,125
Options exercised	(33,793)	0.33 – 4.50	(197,126)
Options canceled	(33,555)	4.17 – 10.00	(10,961)
Options outstanding at December 31, 1999	974,952	0.33 – 17.33	6,422,197
Options granted	87,000	5.63 – 7.00	562,760
Options exercised	(299,587)	0.33 – 5.84	(1,509,665)
Options canceled	(28,850)	6.22 – 10.00	(240,191)
Options outstanding at December 31, 2000	733,515	4.55 – 17.33	5,235,101
Options granted	**331,000**	**6.63 – 11.55**	**3,643,880**
Options exercised	**(307,276)**	**0.33 – 10.00**	**(1,527,929)**
Options canceled	**(17,050)**	**5.88 – 10.00**	**(155,970)**
Options outstanding at December 31, 2001	**740,189**	**$ 4.55 – 17.33**	**$ 7,195,082**

The following summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Shares Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares Exercisable**	**Weighted Average Exercise Price**
$ 4.55 – $7.00	270,089	7.66 years	$ 6.40	110,490	$ 6.23
$ 8.03 – $11.55	417,600	9.11 years	$10.79	74,180	$ 9.10
$17.00 – $17.33	52,500	6.14 years	$17.05	40,500	$17.04
$ 4.55 – $17.33	740,189	8.37 years	$ 9.63	225,170	$ 9.12

6. Stock Options (continued)

Pro forma information regarding net income and income per share has been determined as if the Company had accounted for employee stock options granted subsequent to December 31, 1994, under the fair value method provided for under FAS 123. The fair value for the stock options granted to directors, officers, and key employees of the Company on or after January 1, 1995, was estimated at the date of the grant using the Black-Scholes options pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	**3.89%**	5.54%	6.43%
Expected dividend yield	**0.00%**	0.00%	0.00%
Expected volatility	**56%**	55%	54%
Expected lives	**5.0 years**	5.0 years	5.0 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The weighted-average fair value of stock options granted during the years ended December 31, 2001, 2000, and 1999, was $5.72, $4.59, and $3.57, respectively. For purposes of the pro forma disclosures, the estimated fair value of stock options granted has been amortized to expense over the vesting period. The Company's pro forma information for FAS 123 is as follows (in thousands, except for earnings per common share information):

		2001	2000	1999
Net income	As reported	**$ 9,130**	$ 8,050	$ 6,594
	Pro forma	**8,863**	7,863	6,436
Basic earnings per common share	As reported	**0.61**	0.53	0.43
	Pro forma	**0.59**	0.52	0.42
Diluted earnings per common share	As reported	**0.60**	0.52	0.42
	Pro forma	**0.58**	0.51	0.41

7. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator:			
Net income	**$ 9,129,798**	$ 8,049,846	$ 6,593,977
Denominator:			
Denominator for basic earnings per share – weighted average shares	**15,068,086**	15,216,650	15,468,107
Effect of dilutive securities:			
Employee stock options	**88,604**	166,220	245,384
Denominator for diluted earnings per share –weighted average shares	**15,156,690**	15,382,870	15,713,491

8. Stockholders' Equity

Pursuant to a 1995 stock repurchase program and extensions thereof, the Company purchased an aggregate of 1,653,100 shares of its common stock during the period from March 24, 1995 through June 30, 2001. All stock repurchases under the program were authorized or ratified by the Board of Directors of the Company. Following the attacks of September 11, 2001, the Company purchased an aggregate of 36,000 shares of its common stock during the period from September 19, 2001 through September 24, 2001. In November 2001, the Company's Board of Directors approved a new stock repurchase program covering the purchase of up to 300,000 additional shares of its common stock dependent upon market conditions. Since the new plan was approved in November 2001, no common shares have been repurchased.

9. Contingencies

The Company is a party to litigation and claims that arise out of the ordinary business of the Company. While the results of these matters cannot be predicted with certainty, the Company does not believe the final outcome of such litigation and claims will have a material adverse effect on the financial condition, the results of operations or the cash flows of the Company because the Company believes that it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

10. Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information for the two years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

	Three Months Ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Net sales	$ 69,757	$ 75,007	$ 73,020	$ 63,226
Gross profit	9,830	10,242	9,910	10,475
Net income	2,032	2,228	2,135	2,735
Net income per common share – basic	0.13	0.15	0.14	0.18
Net income per common share – diluted	0.13	0.15	0.14	0.18

	Three Months Ended			
2000	**March 31**	**June 30**	**September 30**	**December 31**
Net sales	$ 67,049	$ 73,027	$ 70,387	$ 73,226
Gross profit	9,187	9,784	10,424	11,162
Net income	1,531	1,708	2,175	2,636
Net income per common share – basic	0.10	0.11	0.14	0.17
Net income per common share – diluted	0.10	0.11	0.14	0.17

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The section entitled "Election of Directors" and "Section 16 (a) Beneficial Ownership Reporting Compliance" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 7, 2002 sets forth certain information with respect to the directors of the Company and with respect to Section 16 (a) reporting obligations of directors and officers are incorporated herein by reference. Certain information with respect to persons who are or may be deemed to be executive officers of the Company is set forth under the caption "Executive Officers of the Company" in Part I of this report.

ITEM 11. EXECUTIVE COMPENSATION

The section entitled "Executive Compensation" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 7, 2002 sets forth certain information with respect to the compensation of management of the Company and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section entitled "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 7, 2002 sets forth certain information with respect to the ownership of the Company's common stock, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The section entitled “Executive Compensation – Certain Relationships and Related Transactions” appearing in the Company’s proxy statement for the annual meeting of stockholders to be held on May 7, 2002 sets forth certain information with respect to certain relationships and related transactions, and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

(1) Financial Statements included in Item 8 herein:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Income for the years ended December 31, 2001, 2000, and 1999
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules included in Item 8 herein:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) Exhibits:

The information required by this Item 14(a)(3) is set forth in the Index to Exhibits accompanying this Annual Report on Form 10-K.

(b) No Current Reports on Form 8-K were filed during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Encore Wire Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCORE WIRE CORPORATION

Date: March 27, 2002

By: /s/ VINCENT A. REGO
Vincent A. Rego
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT A. REGO Vincent A. Rego	Chairman of the Board of Directors and Chief Executive Officer	March 27, 2002
/s/ DANIEL L. JONES Daniel L. Jones	President and Chief Operating Officer Director	March 27, 2002
/s/ FRANK J. BILBAN Frank J. Bilban	Vice President — Finance, Secretary and Treasurer (Principal Financial and Accounting Officer)	March 27, 2002

/s/ DONALD E. COURTNEY Donald E. Courtney	Vice-Chairman of the Board of Directors	March 27, 2002
/s/ JOSEPH M. BRITO Joseph M. Brito	Director	March 27, 2002
/s/ JOHN H. WILSON John H. Wilson	Director	March 27, 2002
/s/ JOHN P. PRINGLE John P. Pringle	Director	March 27, 2002
/s/ WILLIAM R. THOMAS William R. Thomas	Director	March 27, 2002

INDEX TO EXHIBITS **

Exhibit Number	Description	Page Number
3.1	Certificate of Incorporation of Encore Wire Corporation, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (No. 33-47696), and incorporated herein by reference).	
3.2	Amended and Restated Bylaws of Encore Wire Corporation, as amended through February 7, 2002 (included herein).	
10.1	Financing Agreement by and among Encore Wire Limited, as Borrower, Bank of America, National Association, as Agent, and Bank of America, National Association, and Comerica Bank-Texas, as Lenders, dated August 31, 1999 (filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference).	
10.2	First amendment to Financing Agreement of August 31, 1999, dated June 27, 2000 by and among Encore Wire Limited, as Borrower, Bank of America, National Association, as Agent, and Bank of America, National Association, and Comerica Bank-Texas, as Lenders, as Agent and Bank of America, National Association and Comerica Bank - Texas as Lenders (filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference).	
10.3*	1999 Stock Option Plan, as amended and restated, effective as of October 24, 2001 (filed as Annex B to the Company's proxy statement on Schedule 14A for the 2002 annual meeting).	
10.4*	1989 Stock Option Plan, as amended and restated (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-38729), and incorporated herein by reference), terminated except with respect to outstanding options thereunder.	
21.1.1	Subsidiaries (included herein).	
23.1	Consent of Ernst & Young LLP (included herein).	

* Management contract or compensatory plan

** Copies of the exhibits can be obtained from the Securities and Exchange Commission's Internet website: http://www.sec.gov.

CORPORATE INFORMATION

BOARD OF DIRECTORS:

Vincent A. Rego
Chairman of the Board & Chief Executive Officer

Donald E. Courtney
Vice Chairman of the Board

Joseph M. Brito
Director

Daniel L. Jones
Director

John P. Pringle
Director

William R. Thomas
Director

John H. Wilson
Director

COMPANY OFFICERS:

Vincent A. Rego
Chairman of the Board & Chief Executive Officer

Donald E. Courtney
Vice Chairman of the Board

Daniel L. Jones
President & Chief Operating Officer

Frank J. Bilban
Vice President - Finance, Treasurer And Secretary

Gary W. Bliss
Vice President - New Product Development

Joseph E. Gibson
Assistant Vice President - Operations

Rick R. Gottschalk
Vice President - Information Technology

Kenneth G. Knuth
Vice President - Administration

Edmund P. Lenahan
Vice President - Sales

Norman R. Medlen
Controller, Assistant Secretary

Janet K. Sander
Vice President - Purchasing

David K. Smith
Vice President - Operations

Gary L. Spence
Vice President - Non-Ferrous Metals

LOCATION OF PLANT:
McKinney, Texas

GENERAL COUNSEL:
Thompson & Knight LLP
Dallas, Texas

INDEPENDENT PUBLIC ACCOUNTANTS:
Ernst & Young LLP
Dallas, Texas

COMMON STOCK LISTED:
NASDAQ/NMS Symbol "WIRE"

TRANSFER AGENT AND REGISTRAR:
American Stock Transfer & Trust Co.
New York, New York

FORM 10-K:
The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, is included herein. Additional copies of the Annual Report may be obtained without charge upon written request to Encore Wire Corporation, 1410 Millwood Road, McKinney, Texas 75069, Attention: Vice President & CFO, or via the Securities and Exchange Commission's, Internet web site: http://www.sec.gov.

CORPORATE HEADQUARTERS:
1410 Millwood Road
McKinney, Texas 75069
972-562-9473